THE LEBRECHT GROUP
A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.                                                                                                                    Craig V. Butler, Esq. *
                                                                                                                                               Edward H. Weaver, Esq.**

                                                                                                                                                      Admitted only in California*
                                                                                                                                                                                                             Admitted only in Utah**

December 2, 2005

Jay Webb
Eric Atallah
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

            Re:      Material Technologies, Inc. (the “Company”)
                        Form 10-K/A for the Fiscal Year Ended December 31, 2004
                        Form 10-Q/A for the Quarterly Period Ended June 30, 2005
                        Form 10-Q for the Quarterly Period Ended September 30, 2005
                        File No. 333-23617

Gentlemen:

         In response to your comment letter of November 18, 2005, on behalf of the Company we are responding as follows:

Form 10-K for the year ended December 31, 2004

General

1.         Please refer to previous comment 1.  As previously requested, please explain in detail why you believe you are not an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940 (“Investment Company Act”).  Please provide data indicating the value of your “investment securities” and total assets on an unconsolidated basis as of the fiscal year ended December 31, 2004 and tell us why the data does not impact your previously indicated conclusions that you are not an investment company.  We may have further comments after a review of your response.

          An Investment Company is defined under Section 3(a)(1)(C) of the Investment Company Act as an issuer that “is engaged or proposes to engage in the business of investing, reinvesting,

ORANGE COUNTY OFFICE:                                                                                                                                      SALT LAKE CITY OFFICE:

22342 AVENIDA EMPRESA                                                                                                                                          147 W. ELECTION ROAD
SUITE 220                                                                                                                                                                                                       SUITE 200
RANCHO SANTA MARGARITA                                                                                                                                                                DRAPER
CALIFORNIA • 92688                                                                                                                                                                          UTAH • 84020
(949) 635-1240 • Fax  (949) 635-1244                           www.thelebrechtgroup.com                         (801) 983-4948 • Fax  (801) 983-4958

Jay Webb
Eric Atallah
United States Securities and Exchange Commission
Division of Corporation Finance
December 2, 2005

owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”  (emphases added).  We note with emphasis the conjunctive nature of this definition, an issuer must meet both of the requirements in order to be considered an investment company under the Investment Company Act.

          The Company is not engaged, and has not proposed to engage, in the business of reinvesting, owning, holding, or trading in securities.  As you can clearly see from our other filings, the Company is engaged in the research and development of metal fatigue detection, measurement, and monitoring technologies.  As evidence of this, the Company generates consulting revenue from major defense contractors for services rendered to those contractors related to this business.

          Whether or not the Company owns investment securities exceeding 40 percent of its total assets is irrelevant to the analysis because the first requirement to be an investment company is not satisfied.  However, in direct response to your comment, the value of the Company’s “investment securities” (as defined in the Investment Company Act) is $2,023,370 and the value of the Company’s total assets is $2,167,089, both on an unconsolidated basis as of the fiscal year ended December 31, 2004.

          Further, Section 3(b)(1) of the Investment Company Act specifically exempts “any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.”  In this exemption, there is no reference to the percentage of investment securities to total assets, and thus this exemption is clearly meant to apply regardless of the percentage.  As analyzed above, the Company is, in fact, engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

          On a practical level, the reason that the Company’s investment securities as a percentage of its total assets is high relates to the way that the Company has chosen to raise working capital for its ongoing business.  The Company entered into transactions with Langley and others whereby the Company obtained securities of Langley that were, or soon would be, saleable.  The sale of those securities generates cash flow for the Company.

          For all of the reasons stated above, the Company is not an investment company under the Investment Company Act, and the data regarding the Company’s investment securities does not impact this position because it is not even considered.

2.         Please refer to previous comment 2.  If your previous conclusions about how the Investment Company Act impacts you change and you believe you are an investment company under Section 3(a)(1)(C) of the Act, please explain how you are in compliance with the Investment Company Act.  For example, please explain fully whether you can rely on Rule 3a-1 of the Investment Company Act.  We may have further comments after a review of your response.

Jay Webb
Eric Atallah
United States Securities and Exchange Commission
Division of Corporation Finance
December 2, 2005

         As indicated in our response to comment number 1, above, the Company is not an investment company under the Investment Company Act.

Note 3 – Investments Page F-24

Marketable Securities, Page F-25

3.         Please refer to previous comment 5.  We see disclosures in your September 30, 2005 Form 10-Q that for the nine months ended September 30, 2005, you adjusted your remaining investment in the Langley shares to market (net of the number of shares it would be required to sell back to Langley at September 30, 2005) and recorded an unrealized loss related to these shares of $350,209 in other comprehensive loss.  Please tell us how you have valued and accounted for net shares required to be returned to Langley.  Future filings should clearly disclose how the shares required to be returned to Langley are valued and accounted for in your financial statements.  We assume the excess of the carrying value of such net shares over their pending repurchase price was expensed in your operating statement.  If not the case, tell us why and support your accounting for the valuation of these shares via references to the authoritative literature relied upon by you and your accountants when preparing your 2005 interim financial statements.  We may have further comments after a review of your response.

         The Company considers its investment in Langley shares, net of any potential shares that may be required to be sold back to Langley, as an investment in available-for-sale securities as defined in SFAS No. 115.  As a result, any change in the market value of this net investment is reflected in other comprehensive loss, unless the Company determines a loss to be other-than-temporary.  During 2005, the Company has determined that its losses in the Langley investment are not other-than-temporary; accordingly, no losses are expensed in the Company’s operating statement.

         The Company has no obligation to sell shares back to Langley until October 1, 2006.  At that date, shares will only be required to be sold back to Langley if the Company’s stock price is less than $1.50.  For interim accounting purposes, the Company first determined the number of shares that would be required to be sold back to Langley if such a requirement existed at September 2005, determined by a formula as defined in the original stock purchase agreement, which is based primarily on the Company’s current market price.  The number of shares was then multiplied by the fixed repurchase price per share to generate estimated proceeds to be received if such shares were required to be sold back at September 30, 2005.  This amount was then added to the market value of the remaining Langley shares that would not be required to be sold back to Langley, for a net fair value balance of $684,171 at September 30, 2005.  The Company recorded a decline in the net market value of this investment of $350,209 in other comprehensive loss for the nine months ended September 30, 2005, of which approximately $280,000 represented the value of the shares that may be required to be sold back to Langley.

Jay Webb
Eric Atallah
United States Securities and Exchange Commission
Division of Corporation Finance
December 2, 2005

This amount represents less than 3% of the net loss for the same period.  If any decline in value of the Company’s common stock which triggered the unrealized loss is considered other-than-temporary in the future, at that time some or all of the potential unrealized loss may be recorded to the Company’s operating statement as an impairment loss.

         The Company will amend future filings to clearly disclose how the shares that may be required to be sold back to Langley are valued and accounted for in its financial statements.

Form 10-Q/A for the quarter ended June 30, 2005

Note 3 – Investments, Page F-14

4.         Please refer to previous comment 9.  In regards to your share purchase agreement with Birchington Investments Limited (Birchington) and the Downside Price Protection feature, please tell us and revise future filings to disclose the following:

*          how Birchington will pay for any escrow shares they are entitled to purchase and

*          why it would ever be appropriate to record any differences in value between any consideration given and received to other comprehensive income.

Also, revise future filings to clearly indicate how you assess this cost investment for impairment and the results of the test at each balance sheet date presented.  Please consider the guidance at EITF 03-1 before preparing the requested future disclosures.

         The Company is not familiar with Birchington’s balance sheet or other sources of funds and thus cannot speak to how Birchington will pay for any escrow shares that they may be entitled to purchase.  As the maximum amount of any such payment totals $35,550, the Company assumes that Birchington would have this amount of funds available to it to effect its purchase right.  Birchington’s right to acquire these shares does not occur until either April 2006 or September 2006 under the terms of the agreements.

         The Company considers its investment in Birchington shares as an investment in non-marketable equity securities.  The Company will only record reductions in the cost basis of its investment if the decline in the value of such investment is considered other-than-temporary.  The Company will disclose in future filings how it assesses this cost investment for impairment and the results of the test at each balance sheet date, focusing particularly on the guidance in EITF 03-1.

         If the Birchington shares become marketable, the Company anticipates recording its investment in Birchington shares as available-for-sale securities.  At that point, the Company’s investment in Birchington shares will be recorded net of any potential unrealized loss related to the fair value of any escrow shares that may be acquired by Birchington based on preliminary assessments of the Company’s common stock price at each balance sheet date as if the balance

Jay Webb
Eric Atallah
United States Securities and Exchange Commission
Division of Corporation Finance
December 2, 2005

sheet date represents the settlement date.  This unrealized loss will be recorded to other comprehensive income.  If any future decline in value of the Company’s common stock which triggered the unrealized loss is considered other-than-temporary, at that time some or all of the potential unrealized loss may be recorded to the Company’s operating statement as an impairment loss.  We will amend future filings to clarify these matters.

Form 10-Q for the quarter ended September 30, 2005

Item 4 Controls and Procedures, Page 37

Evaluation of Disclosure Controls and Procedures, Page 37

5.         We see disclosures herein that based on your evaluation of Disclosure Controls and Procedures, your Chief Executive Officer and Chief Financial Officer have concluded that as of September 30, 2005, your disclosure controls and procedures were not effective at the reasonable assurance level due to various material weaknesses.  Please tell us why after the same evaluations at December 31, 2004, March 31, 2005 and June 30, 2005 you concluded your disclosure controls and procedures were effective and why you indicated in your previously filed 2004 annual and 2005 interim periodic reports that no significant changes were made in your internal controls or in other factors that could significantly affect your controls subsequent to December 31, 2004, March 31, 2005 and June 30, 2005.  We may have further comments after a review of your response.

         The Company is very small and does not have an internal accounting staff.  In fact, you will see that one of the weaknesses that has been disclosed is the lack of sufficient segregation of duties within accounting functions, again because of the Company’s size.  The Company has not formally hired an outside accounting firm or consultants to do a formal and thorough review of its internal controls, instead electing for the time being to evaluate and analyze its internal controls using its existing staff and consultants to do cursory reviews of its functions.  Because of these limitations, gathering data and analyzing data is a time-consuming process.

         As data is gathered and analyzed, conclusions can be and have been reached.  As these conclusions are reached, they are and will continue to be disclosed as required under the Securities Exchange Act of 1934.  This is the process whereby the Company is beginning to comply with the internal control provisions of Section 404 of the Sarbanes-Oxley Act, even though they are not yet required to do so.

         In summary, each quarter the Company’s management continues to gather and analyze data that allow them to reach conclusions about the effectiveness of the Company’s internal controls.  Weaknesses that are discovered will be disclosed, as will remediation strategies.  Outside consultants have allowed the evaluations to be more thorough, and the analysis to be deeper, uncovering weaknesses that might not have surfaced in prior periods.  That is the case for the evaluation conducted relating to the quarter ended September 30, 2005, weaknesses were

Jay Webb
Eric Atallah
United States Securities and Exchange Commission
Division of Corporation Finance
December 2, 2005

discovered during this quarter’s review that were not discovered previously, and remediation strategies were implemented during this period that were not previously implemented.

         No amended filings have been made, or are planned to be made, in response to these comments.  If you have any further questions, please do not hesitate to contact me directly.

Sincerely,

/s/ Brian A. Lebrecht, Esq.

Brian A. Lebrecht, Esq.